02058049

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

P.E.

September 25, 2002

GALLAHER GROUP PLC
(Translation of registrant's name into English)

1-14602

Members Hill
Brooklands Road
Weybridge
Surrey KT13 OQU
United Kingdom
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

GALLAHER GROUP PLC

Table of Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GALLAHER GROUP PLC

Date: September 25, 2002

By: ....

Name: C T Fielden

Title: Group Legal Adviser


ЛИГГЕТТ-ДУКАТ
LD
LD
>Accelerate
Gallaher Group Plc
Interim Report 2002

"A very rewarding six months in which Gallaher has delivered volume growth of 59% and EPS growth of 16%. We have exceeded our earnings expectations, successfully integrated our acquisitions and identified strategic partners. Combined, Gallaher's achievements have strengthened the platform for the next phase of growth, underpinning our ability to continue to build shareholder value."
Nigel Northridge, Chief Executive, 4 September 2002

Total turnover £4,217m (2001: £2,292m)

+83.9%

EBITA* £291m (2001: £220m)

+32.4%

PBTA** £223m (2001: £181m)

+23.3%

Earnings per share*** 25.1p (2001: 21.6p)

+16.2%

Interim dividend 8.8p (2001: 8.15p)

+8.0%

* Total operating profit before amortisation of intangible assets.
** Profit before tax and amortisation of intangible assets.
*** Before amortisation of intangible assets.
Note: Amortisation of intangible assets was £36.9m (2001: £8.5m).

These strong results for the first six months of 2002 further demonstrate the benefits of Gallaher's Eurasian strategy – to build a balanced portfolio of interests in mature markets and emerging markets with good growth prospects across Europe, the CIS, Central Asia and Asia Pacific. Current trading remains in-line with management and market expectations.

In the medium-term, having restructured the Group's operations on a regional basis – with key central functions established to provide enhanced support – Gallaher expects good earnings growth from its total international operations. Together with expected benefits to the Group's financing charges, therefore, management believes that the Group's medium- and long-term earnings per share should slightly exceed its previous expectations.

Operating review Gallaher's strong position in the UK market underpinned the Group's accelerated international expansion in the first six months of 2002. Gallaher grew pro-forma cigarette volume sales by 15% to 70.0bn sticks (2001, including Austria Tabak's first-half sales: 60.9bn cigarettes).

As part of Gallaher's regional restructuring – which included the formation of a central marketing function – the Group has segmented its brand portfolio into strategic, regional and local categories. During the first-half of this year, cigarette volume sales of 30.1bn sticks of Gallaher's strategic brands – primarily, *Benson & Hedges, Silk Cut, Memphis, LD, Sovereign* and *Sobranie* – grew 11% over the pro-forma sales in 2001.

United Kingdom Gallaher has strong relationships across several trade sectors, and is the preferred supplier to many multiple and independent customers. These relationships have been strengthened by the introduction of new concept merchandising equipment based on an extensive research programme, and these new units have already been adopted by three leading multiple grocers and by several hundred independent stores. The Group has also continued to expand its direct sales force.

The Group's incremental investment behind its brands this year has included: award winning press and radio advertising for *Hamlet*; press and poster support for *Benson and Hedges* to reinforce its "Gold box" heritage; and, press and poster support for *Mayfair King Size* and for the launch of *Mayfair Superkings*.

The Group's close co-operation with H.M. Customs & Excise to combat smuggling into the UK was further strengthened in April, when the parties signed an official Memorandum of Understanding.

Cigarette The UK duty paid cigarette market has remained stable compared to last year, assisted by H.M. Customs' border controls.

Downtrading from the premium sector into low price cigarettes continued in 2002 – albeit at a reduced rate than in recent years. The mid price sector – which is primarily longer-length cigarettes – has been affected by the recent development of a longer-length segment in the low price sector.

The respective shares of consumer sales accounted for by each price category in the first six months were: low price sector: 52.2% (2001: 48.6%); mid price sector: 13.3% (2001: 15.6%); and, premium sector: 34.5% (2001: 35.8%).

Two of Gallaher's brands – *Benson and Hedges* and *Mayfair King Size* – feature in the top three selling packs in the UK, underpinning the Group's 37.6% share of consumer sales (excluding those brands involving distribution rights only). *Silk Cut* continues to lead the low tar sector.

>Launch

Mayfair Superkings Gallaher increased volume sales in the UK low price cigarette sector by 8%. Building on the success of *Mayfair King Size*, the Group launched *Mayfair Superkings* in June, to compete in the growing longer-length segment of the low price sector.



MAYFAIR
SUPERKINGS
TOBACCO SERIOUSLY
DAMAGES HEALTH

Benson and Hedges continues to outsell its nearest rival in the premium sector by nearly two-to-one and its share of total consumer sales remained broadly stable.

Strong performances by *Mayfair, Dorchester* and *Sterling* led the Group's increase in volume sales in the low price sector, by 8% in the period – despite having delisted Dickens & Grant earlier in the year. Building on the success of *Mayfair King Size*, Gallaher launched *Mayfair Superkings* in June, to compete in the growing longer-length segment of the low price sector.

Cigar *Hamlet* continues to underpin the Group's commanding leadership of the UK cigar market, at 46.5%. The original *Hamlet* maintained its share of the "large whiff" market at 53.4% while *Hamlet Miniatures* further increased its share of the "small whiff" market, achieving a 31.3% share of consumer sales.

Tobacco Reflecting the continued success of its flip-top pack, Gallaher lifted *Amber Leaf's* volume sales by 15% – achieving a 13.7% share of consumer sales in June. This strong performance underpinned the Group's growth in total handrolling tobacco volumes of 6%.

Gallaher grew its leading position in the UK pipe tobacco market to 49.6%. *Condor* remains the number one brand in the UK.

International The strong performance in the first six months of 2002 again demonstrates the success of Gallaher's strategy to build domestic brands for indigenous smokers – organically, and through acquisitions, strategic alliances and joint ventures.

The Group recorded volume growth across its key markets, thereby increasing its share of consumer sales in its core regions.

Continental Europe The benefits of the integration of Gallaher's legacy Continental European markets and the Austria Tabak operations already are coming through. Including the export sales from Austria and Sweden, this division grew its pro-forma cigarette volume sales by 12% to 23.6bn sticks (2001, including Austria Tabak's first-half sales: 21.1bn).

In Austria, the Group is focusing on certain brands for the medium- and long-term, in particular, *Memphis, Milde Sorte* and the *Benson & Hedges* house. In 2002, *Memphis* increased volume sales by 4% – spearheaded by strong growth of the Blue variant – and *Benson & Hedges'* volumes grew 6%. The growth of the Group's core brands offset the expected ongoing declines of the "tail end" of the Group's brand portfolio in this market – Gallaher's total volumes in Austria were up 1% – and the Group's leading share of consumer sales stood at 49.1% in the first six months of 2002 (2001: 51.2%).

Gallaher grew volume sales in Sweden by 7% over the pro-forma figure in 2001, increasing its cigarette market leading position to 41.8% from 40.5% last year. This strong performance was led by the sharp growth in *Level*, which – having only been launched in 2001 – achieved a 5% share of consumer sales in the first six months of 2002.

The Swedish snuff market has been growing rapidly in recent years, and now accounts for around 25% of total tobacco consumption. In order to take advantage of this growing market, Gallaher has acquired a local snuff manufacturer – Gustavus – and is launching a range of loose and portioned snuff brands in Sweden this month.

In France, Gallaher's cigarette volume sales were broadly level – at 1.2bn sticks – maintaining the Group's market share at 2.8%. In May, the Group launched a new cigar brand – *Terranos* – which already is ahead of its initial distribution targets.

The Group's total cigarette market share in Greece grew to 5.2% in the first six months of 2002, assisted by the successful introduction of *Memphis Blue* this year. *Old Holborn* continued to outperform the Greek handrolling tobacco market – volume sales grew 49%.

In the branded cigarette market in Germany, *Benson & Hedges, Silk Cut* and *Nil* led strong volume growth of 18% over the pro-forma sales in 2001. The Group's volume growth – of 16% – in own-label cigarette sales confirmed Gallaher's leading position in the German generic sector.

Elsewhere in Continental Europe, the Group continued to build its share of domestic markets during the first six months of 2002 – in particular, in Spain and Italy where volume sales grew 14% and 86% respectively.

In July 2002, Gallaher announced that it had entered into a joint venture in Continental Europe with R.J. Reynolds to manufacture, market and sell a limited portfolio of American blend cigarette brands, initially in four markets – France, Spain, Canary Islands and Italy.

Both companies are licensing brands to the joint venture company – Gallaher is licensing *Benson & Hedges American Blend* and *Benson & Hedges Red*, and R.J. Reynolds is licensing *Reynolds*, a new American blend brand in a unique "slide-box" pack.

During the period under review, the Group lifted its export sales to Central and Eastern Europe sharply – more than doubling volumes to 2.5bn cigarettes. This sharp increase reflects the ongoing growth of *Memphis* and *Ronson* – particularly in the Balkans. Building on the existing brand awareness and volume sales of *Benson & Hedges Gold*, *Benson & Hedges Silver* was successfully introduced into four EU accession markets – Hungary, Czech Republic, Slovenia and Slovakia.

Gallaher's distribution businesses performed in-line with expectations in the first six months of 2002.

In Austria, Tobaccoland continued to extend its non-tobacco product offering, which – combined with planned efficiency improvements – should lead to improved performance going forward.

The Group's cigarette vending operation in Germany, ATG, has stabilised in 2002. Although the branded cigarette sector in this market has been under pressure – most recently, following the additional duty increase on 1 January – the pricing parity between vending and retail established at the start of 2002 has largely offset this pressure, leading to this operation's steady performance. Gallaher is continuing to implement efficiency measures, and evaluating innovative strategies – including the use of change-giving machines – to maximise the contribution from this business.

Gallaher owns 25.1% of Germany's leading tobacco and food wholesaler – Lekkerland-Tobaccoland ("L-T"). L-T's sales performance continues to benefit from the increasing importance of the petrol forecourt sales channel, and strong sales growth in pre-paid telephone cards. Looking forward, this business's total performance is expected to also benefit from cost savings arising from the planned closure of six distribution centres in 2002.

Commonwealth of Independent States Gallaher lifted its total CIS cigarette volume sales by 25% – to 32.6bn sticks – with strong growth across the region.

In Russia, the Group increased total volume sales by 16% – to 28.9bn cigarettes – improving its share of total consumer sales to 13.1% (2001: 12.3%). Within its sales mix, Gallaher continued to increase the proportion of its sales in the intermediate and higher priced sectors – to around 75% of its total Russian volumes. *LD*'s solid 5% market position underpinned sharp growth of *Novost*, *Troika* and *Saint George* in the base filter sub-sector, and strong growth by *Sovereign* in the mid price sub-sector.

Within the Russian cigarette market, the premium sub-sector continues to grow its share of total consumer sales – to 7.6% in the first six months of 2002 (2001: 6.6%). To maximise the opportunities for long-term growth in this market, Gallaher intends to address this growing consumer preference through the introduction of higher priced brands. As such, the Group launched *Sobranie Classic* in four cities during the first-half of 2002, exceeding its planned distribution levels before the end of June.

Gallaher believes that its brand building expertise – leveraging off its national Russian distribution network – will enable the Group to develop a solid position in the premium sub-sector over the medium-term, thereby improving the Group's overall long-term prospects in this market.


MEMPHIS
PLATINUM
PREMIUM BLEND

In Kazakhstan, the benefits from this market's integration into the Group's CIS division – headquartered in Moscow – continue to flow through. Gallaher recorded a quantum leap in sales, more than doubling its total volumes in this market – achieving an 18.6% share of total consumer sales. Underpinned by the continued strength of *Sovereign* – which is now the national number one brand – this record performance also reflects the successful introduction of *LD* in 2001, which achieved a 3.5% share of total consumer sales in the first six months of 2002. *Sobranie Classic* was successfully launched in early 2002, reaching a 0.8% market share in June.

Although the Group acquired a local manufacturing facility at the end of last year, the majority of Gallaher's sales in Ukraine during the first six months of 2002 were imported from Russia. In total, the Group increased its share of consumer sales in Ukraine to 6% during the period under review (2001: 2.4%), led by the continued growth of *LD*.

Rest of World In the Republic of Ireland, the total cigarette market declined slightly in the first six months of 2002. Gallaher, however, maintained its cigarette volume sales – at 1.6bn sticks – extending its market leadership to 50.7%. *Benson & Hedges* improved its number one position, increasing its total market share to 19%. The Group also maintained its leadership positions in the cigar and tobacco markets.

Gallaher's volume sales in Africa and the Middle East (excluding the export sales from Austria and Sweden) grew 3% to 718m sticks, and sales under contract manufacture grew 20% to 457m cigarettes. Gallaher currently is combining all the Group's African, Middle East and contract manufacturing (except for the German own-label sales) businesses into a single operation, so as to reap regional benefits in the medium term.

Gallaher lifted its total cigarette volume sales to Asia Pacific by 8%, recording particularly strong growth in Korea and across the region's duty free outlets. This strong performance was led by *Sobranie Classic*, which increased volumes by over 50%.

The Group has strengthened its network of relationships in the region, announcing two joint ventures with Sampoerna International – one of which is in Malaysia – during the first-half.

Gallaher and the China National Tobacco Corporation, together with the State Tobacco Monopoly Administration, have signed a formal letter of intent and formed a joint project team to prepare for dual contract manufacture and distribution agreements in China and Russia. The companies expect that these agreements will be in place within 12 months. Initially, the production and sales volumes of each company's brand shall be arranged on a reciprocal basis.

<Integration

Memphis Platinum The strong performance from Gallaher's organic Continental European markets reflects volume and price increases, and operational efficiencies – some of which stem from benefits arising from the integration of the organic businesses into the enlarged Continental European division.

Manufacturing Gallaher's manufacturing costs are split roughly one-third each: tobacco leaf; non-tobacco materials ("NTM"); and, conversion (labour and overheads). Reaping the benefits of significant investment over recent years, the Group achieved productivity improvements across its operations in the first six months of 2002.

Over the medium-term, Gallaher expects to continue its historic record of unit cost reductions through: further productivity improvements from its current investment programmes and as a result of the successful implementation of SAP systems; the development of the Group central operations function; the enhanced Group purchasing position; and, utilisation of the flexibility provided by the in-house selection of manufacturing facilities in the planning process.

UK During the first half of this year UK cigarette productivity improved by 4% compared with the same period last year. These efficiency benefits, however, are being offset in the short-term through increases in tobacco and NTM costs, mainly as a result of: the rise in tobacco leaf prices in 2001; and, the increase in export sales of expensively packaged premium brands (in particular, *Sobranie Classic*). As such, unit costs increased 3.6% in real terms. During 2002, investment has continued with an increase in capacity for longer-length cigarettes, the successful commissioning of three Ultra High Speed making and packing lines – capable of running at speeds of up to 16,400 cigarettes per minute – and SAP systems were successfully introduced in June.

UK cigar productivity advanced by 12% following continued investment in state-of-the-art high speed cigar wrapping and packing lines, and work continues to install a complete primary process which incorporates its own unique cigar blend expansion facility.

Productivity at the tobacco factory increased by 8% compared with the same period last year as a result of: continuing automation of the packing process; and, an increase in volumes. Installation of the necessary capacity to accommodate the transfer of handrolling tobacco production from the Group's Swedish factory in Malmö, following its closure, was also successfully completed as planned during the first-half of this year.

Ronson Gallaher lifted export sales to Central and Eastern Europe sharply – more than doubling volumes to 2.5bn cigarettes. This sharp increase reflects the ongoing growth of *Memphis* and *Ronson* – particularly in the Balkans. *Benson & Hedges Silver* was successfully introduced into four EU accession markets.

>Growth


RONSON
KING SIZE
VIRGINIA

Continental Europe Currently there is a major cigarette manufacturing reorganisation associated with the closure of the factory in Malmö as all Swedish cigarette production – of around 4bn sticks per annum – is transferred to the factories in Austria, mainly to the factory in Linz. Although actual productivity levels within Continental Europe during the first-half of this year were 4% lower, underlying productivity in the Group's Austrian factories – excluding the restructuring effects – increased by 5%. During the first six months of 2002, Gallaher also transferred production of *Benson & Hedges American Blend* and *Benson & Hedges Red* to Austria, enabling the Group to maximise the benefits of *American Blend* expertise within Austria Tabak.

The closure of the Malmö factory and the transfer of its cigarette and tobacco production was completed at the end of June, on time and within budget.

Commonwealth of Independent States In Moscow, cigarette productivity improved significantly, increasing by over 20% on the same period last year. This performance reflects the benefits of Gallaher's investment programme – with the full commissioning of the latest generation of highly flexible making and packing lines – and the continuing shift in the mix of sales from more labour-intensive oval cigarettes into hard-box filter cigarettes.

Overall productivity at the Group's Kazakhstan factory was 13% below the level in the same period last year, largely as a result of a major reorganisation of the factory – including the training of new crews to meet 24 hour/7 day week production schedules – to meet growing volume demand.

Production commenced at the factory in Ukraine in February, and since that time there have been rapid month-on-month productivity improvements. By June, the factory was operating at high levels of efficiency. Gallaher currently is equipping the factory with its own stem processing line, and incorporating high temperature drying, to reduce blend costs and maximise flexibility going forward.

Republic of Ireland Productivity for the first six months at Gallaher's factory in Dublin advanced by 7%. Further investment in higher speed making and packing equipment at the location is underway, and on schedule for completion in the first quarter of 2003.

Financial review Group turnover for the first half of 2002 (including the full six month contribution from Austria Tabak) – at £4,216.5m – was up 83.9% on the comparable period in 2001, with cigarette volume sales – of 70.0bn sticks – up 58.7%. Earnings before interest, taxation and all intangible asset amortisation charges ("EBITA") grew 32.4% to £291.4m, and total operating profit increased by 20.3% to £254.5m.

Gallaher has announced three new joint ventures this year: two with Sampoerna International, in Malaysia and Russia; and, one with R.J. Reynolds in Continental Europe. Although these joint ventures will incur start-up costs in the short term, the Group expects them to contribute to enhanced growth prospects in the medium term.

In Sweden – to complement its cigarette market leadership – Gallaher has acquired Gustavus, a manufacturer of both loose and portioned snuff, for an undisclosed not material sum in cash.

Gallaher and the China National Tobacco Corporation, together with the State Tobacco Monopoly Administration, have signed a formal cooperative letter of intent and formed a joint project team to prepare for dual contract manufacture and distribution agreements in China and Russia. The companies expect that these agreements will be in place within 12 months. Initially, the production and sales volumes of each company's brand shall be arranged on a reciprocal basis.

United Kingdom UK turnover grew 3.4% to £1,898.6m, with cigarette volume sales up 0.8% at 10.8bn sticks. UK turnover excluding duty ("net turnover") increased 4.2% to £324.9m. The planned incremental marketing investment in the UK this year – which more than offset the gross margin gains that were principally due to volume and price increases in the period – reduced UK EBITA by 4.1% to £148.5m, and the UK EBITA margin (EBITA as a percentage of net turnover) to 45.7% (2001: 49.7%).

Underpinned by the – now – broadly steady UK duty paid cigarette market, Gallaher expects its medium- and long-term UK performance to be largely stable. This year, however, the Group expects to continue investing incrementally behind its brands during the second-half.

International Total international turnover was £2,317.9m (2001: £456.1m). Total international EBITA increased to £142.9m (2001: £65.2m), representing 49% of Gallaher's total EBITA (2001: 29.6%).

Following the accelerated expansion of the Group's international operations over the last two years, Gallaher restructured its overseas operations at the start of 2002. The Group integrated its Continental European businesses into a single business unit, headquartered in Austria, and its CIS operations into a division which reports into Russia, thereby assuring additional revenue and efficiency synergies. As such, the Group's international segmental analysis now reflects the operational restructuring.

Continental Europe In Continental Europe, Austria Tabak's contribution greatly assisted the sharp increases in: turnover of £1,954.8m (2001: £133.1m); net turnover of £1,194.4m (2001: £75.6m); and, EBITA of £104.8m (2001: £30.1m). This division's EBITA margin of 8.8% (2001: 39.8%) was impacted by the inclusion of Austria Tabak's lower margin distribution businesses.

The Austria Tabak entity operations contributed £1,788.3m to turnover, and £72.0m to EBITA in 2002 (of which, £25.3m came from the distribution businesses). Excluding the impact of these operations: turnover in Continental Europe grew 25.1% to £166.5m (2001: £133.1m); EBITA rose 9.1% to £32.8m (2001: £30.1m); and, the EBITA margin increased to 43.7% (2001: 39.8%). This strong performance from the Group's organic Continental European markets reflects volume and price increases, and operational efficiencies – some of which stemmed from benefits arising from the integration of the organic businesses into the enlarged Continental European division.



In the short-term, overall expectations remain in line with management's previous expectations, with the enhanced growth prospects arising from the integration of Austria Tabak being offset by initial losses at Gustavus. In the medium-term, Gallaher expects that the integration synergies – and the benefits from the American blend joint venture with R.J. Reynolds – will lead to good growth in this region.

Commonwealth of Independent States Turnover in the CIS increased 29.7% to £151.9m, and net turnover grew 28.6% to £129.7m, reflecting volume, mix and price increases across the region. CIS EBITA rose 33.8% to £18.7m, and the division's EBITA margin increased to 14.4% (2001: 13.9%). The strong results mainly reflect the sharp growth in Russia, where – largely through ongoing sales mix improvements – Gallaher increased: turnover 19.1% to £126.6m; EBITA by 54.8% to £17.8m; and, its EBITA margin to 16.9% (2001: 12.8%).

The sales mix within the Russian cigarette market continues to move towards the higher price sector, where Gallaher currently is not fully represented. The Group intends to maximise the opportunities for long-term growth in this market and – through incremental marketing and sales investment in the short and medium term – plans to shift the sales mix towards the higher priced end of the market.

Having developed export opportunities (from Russia) in Ukraine during 2001, Gallaher acquired a local manufacturing facility at the end of last year. Trading commenced at the start of 2002, with the initial trading losses offsetting the profit improvement from strong volume and margin growth in Kazakhstan – which has been accelerated by this operation's integration into the CIS division headquartered in Russia, and the move on-shore of primary production.

The Group expects that enhanced growth in the CIS division – arising from the improved performance in Kazakhstan, and the establishment of its Ukrainian operation – will largely offset the incremental marketing investment in Russia in the short and medium term. Looking further forward, the Group is confident that the integration of the CIS operations – together with the incremental marketing and sales investment in Russia – should continue to provide revenue and efficiency benefits, leading to long-term accelerated growth prospects.

Rest of World Gallaher's remaining overseas operations increased turnover by 2.6% to £211.2m, and net turnover by 0.5% to £50.8m. EBITA fell to £19.4m (2001: £21.1m), mainly reflecting: increased selling and marketing support in Asia Pacific – including the start-up costs of the Group's joint venture with Sampoerna International in Malaysia; and, reduced profitability in Gallaher's African and Middle East businesses following the cessation of a distribution contract with a principal distributor in the region, and reduced margins on cigarette volume sales in Nigeria following increases in import tariffs at the start of 2002. Earnings in the Republic of Ireland were broadly level. Rest of World EBITA margin declined to 38.2% (2001: 41.8%).

Although the Group expects the factors which impacted the first-half to also impact 2002's full year results, looking further forward Gallaher anticipates that these operations will benefit from the current increased investment. In addition, the Group believes that it will improve the performance of all of its African, Middle East and contract manufacturing businesses by their full integration into a single division, which currently is being formed.

Saint George CIS EBITA rose 33.8%, reflecting sharp growth in Russia – where EBITA increased 54.8% – and strong volume and margin growth in Kazakhstan, which offset the initial trading losses in Ukraine. Gallaher expects that enhanced growth in the CIS division will largely offset incremental marketing expenditure in Russia in the short- to medium-term.

<Strong

Interest Increased borrowings – mainly associated with the acquisition of Austria Tabak – have resulted in higher net interest charges of £68.0m (2001: £38.9m), although during the first six months of 2002 Gallaher continued to benefit from strong cash generation, and an average interest rate of 5.8% (2001: 6.4%). A significant proportion of borrowings are at fixed rates over the medium term.

Interest cost was covered 4.3 times by EBITA (2001: 5.7 times). In the medium term, the Group continues to target the level at which EBITA covers net interest expense at levels between 4.5 and 5.5 times.

The majority of Gallaher's planned capital investment for the year is expected to occur during the second-half of 2002, which will affect the phasing of the Group's cash flows. As such, the Group expects its second-half interest charge to be marginally ahead of the first-half charge.

Taxation The tax charge for the first six months of 2002 was £59.1m (2001: £49.2m).

The increase in non-deductible amortisation costs, arising from the Austria Tabak acquisition, resulted in the Group's effective tax rate increasing to 31.7% (2001: 28.5%). Stripping out the impact of all amortisation charges, the PBTA effective rate has fallen to 26.5% (2001: 27.2%).

In May 2002, the Inland Revenue accepted that interest paid by Gallaher on borrowings incurred at the time of its 1997 demerger would be deductible for tax purposes, in line with the treatment adopted by the Group.

Earnings After deducting minority interests of £1.9m (2001: nil) adjusted earnings per share (before all intangible asset amortisation) increased by 16.2% to 25.1p. After intangible asset amortisation charges of £36.9m (2001: £8.5m) basic earnings per share was 19.4p (2001: 20.2p).

Cash flow Cash generation remained high in the first half of 2002, with EBITDA (earnings before interest, taxation, depreciation and amortisation), excluding joint ventures and associates, up 33.2% to £319.8m. Reflecting additional investment in working capital – largely attributable to higher finished goods stock in Continental Europe and Russia, partly offset by an increase in tax creditors – net cash inflow from operating activities was £282.9m.

In 2001, operating cash flow of £397.0m benefited greatly from reduced inventory levels and higher duty liabilities in the UK following the introduction of regulations that restricted the prepayment of duty ahead of the Government's Budget in March 2001.

Net capital investment of £47.2m was significantly less than half the anticipated level for the full year.

Following the acquisition of Austria Tabak, net debt has increased by £1,246.2m since June 2001, to £2,478.0m. The Group's debt ratings from Moody's Investors Service and Standard & Poor's remain unchanged at Baa3 with stable outlook and BBB with stable outlook respectively.

Outlook These strong results for the first six months of 2002 further demonstrate the benefits of Gallaher's Eurasian strategy – to build a balanced portfolio of interests in mature markets and emerging markets with good growth prospects across Europe, the CIS, Central Asia and Asia Pacific.

Current trading remains in-line with management and market expectations. In the medium-term, having restructured the Group's operations on a regional basis – with key central functions established to provide enhanced support – Gallaher expects good earnings growth from its total international operations (with the increased expectations in Continental Europe and Rest of World more than offsetting the effect of the planned increased marketing investment in Russia on CIS expectations). Together with the expected benefits to the Group's financing charges, therefore, management believes that the Group's medium- and long-term earnings per share should slightly exceed its previous expectations.

>Strategy

Sobranie Classic These strong results for the first six months of 2002 further demonstrate the benefits of Gallaher's Eurasian strategy – to build a balanced portfolio of interests in mature markets and emerging markets with good growth prospects across Europe, the CIS, Central Asia and Asia Pacific.


INVESTMENT
GROWTH

Regulation and litigation Within the EU, a Directive on the approximation of the laws, regulations and administrative provisions of the EU Member States concerning the manufacture, presentation and sale of tobacco products was adopted in June 2001 and must be implemented into EU Member States' national law by September 2002. Its provisions include, amongst other matters, requirements that:

- manufacturers and importers of tobacco products submit to Member States a list of all ingredients, and quantities thereof, used in the manufacture of those tobacco products by brand name and type;
- texts, names, trademarks and figurative or other signs suggesting that a particular tobacco product is less harmful than others shall not be used on the packaging of tobacco products;
- each unit packet of tobacco products marketed within the EU must carry new and significantly larger health warnings on the front and back;
- the smoke yield of cigarettes, marketed or manufactured in the EU Member States shall not be greater than: 10 mg per cigarette for tar; 1 mg per cigarette for nicotine; and, 10 mg per cigarette for carbon monoxide;
- cigarettes manufactured within, and exported from, the European Community, shall have the smoke yield limits laid down in the Directive by 1 January 2007 at the latest; and,
- the Directive provides that the Commission shall adopt rules allowing for the use of colour photographs or other illustrations to depict and explain the health consequences of smoking.

The EU Commission has also been granted a mandate to negotiate with the World Health Organisation a Framework Convention on Tobacco Control.

In September 2001, an EU draft directive on the advertising and sponsorship of tobacco products was published. It proposes to ban the advertising of tobacco products: in the press and other printed publications; in radio broadcasting; in information society services; and, through tobacco related sponsorship, including the free distribution of tobacco products. It is proposed that Member States shall comply with this draft Directive by July 2005 at the latest.

The UK Government is supporting the Tobacco Advertising and Promotion Bill, which proposes the prohibition of tobacco advertising and promotion (including sponsorship) with certain limited exceptions. In August 2002, the Department of Health published the consultation draft regulations defining the scope of the restrictions on sponsorship, point-of-sale and brandsharing.

In June 2002, The European Commission adopted a proposal for a Council Recommendation on the prevention of smoking and on initiatives to improve tobacco control, which aims to reduce access to tobacco products among children and adolescents and increase the monitoring of the tobacco sector.

In the Republic of Ireland, the Public Health (Tobacco) Act was adopted in March 2002, giving wide-ranging powers to a Tobacco Control Agency. The Act also allows for new regulations and controls on the sale and marketing of tobacco products and the smoking of tobacco products in public places. Parts of this Act are the subject of a legal challenge by Gallaher (Dublin) Ltd and other tobacco manufacturers. In the proceedings, declarations are sought that some of the provisions of the Act, including bans on point of sale display and advertising and the use of descriptors and search and seizure powers given to authorised officers of the Office of Tobacco Control, are contrary to the Constitution of Ireland and/or to provisions of European law.

In January 2002, a federal law banning smoking in public places and the sale of cigarettes to those under 18 years of age was introduced in Russia. Additionally, loose cigarettes or packs containing fewer than 20 cigarettes are no longer permitted. Also, in June 2002, the Russian Government proposed a bill on tobacco excises, which allows an increase of excise by 70%. A combination of specific and ad valorem excise has been included for cigarettes, to replace the existing specific excise system.

In February 2002, the EU adopted a Directive increasing the minimum excise rates on all tobacco products. The provisions also include the introduction of a minimum excise burden of €60 per thousand cigarettes on the most popular price category of cigarettes from 1 July 2002. This will increase to €64 per thousand cigarettes in July 2006. For certain Member States, transitional periods to comply with the new cigarette rates are provided by the Directive.

In the UK, following many years of above inflation tax increases the Chancellor raised tobacco duty in line with inflation in the March 2001 and April 2002 Budgets.

Gallaher believes the widening price differentials between the UK and Continental Western Europe and other parts of the world led to the significant increase in the smuggled market for cigarettes in recent years. The Group has a history of co-operation with H.M. Customs & Excise investigations into smuggling and readily provides information on its sales and its customers. In April 2002, Gallaher was the first cigarette manufacturer to sign a Memorandum of Understanding with H.M. Customs & Excise, designed to cement co-operation between the Company and Customs.

The global tobacco market has been subject to significant regulatory influence and/or voluntary agreements in recent years. The Group has a long history of managing its business successfully within a regulatory climate. In recent years, the Group has reduced its susceptibility to regulatory changes in any single country by expanding its international operations. However, it is possible that regulations in any of its key markets could have an adverse effect on the Group's sales and operating performance.

As of 30 August 2002, Gallaher is involved as a defendant in three dormant individual cases in Scotland and one claim in Northern Ireland where plaintiffs seek damages for ailments claimed to have resulted from tobacco use. There are no current or pending claims in England and Wales against Gallaher. In the Republic of Ireland, writs remain outstanding against Gallaher on behalf of 78 plaintiffs. In June 2002 Statement of Claims were served on Gallaher (Dublin) Ltd, and other tobacco companies in three of those cases, making wide-ranging allegations against such companies and against Ireland, the Attorney General and the Minister for Health and Children, who are also named as defendants in those cases. Gallaher is not a party to smoking litigation anywhere else in the world.

It is not possible to predict the outcome of the pending litigation and whilst there can be no guarantees Gallaher believes that there are meritorious defences to these actions and claims and that the pending actions will not have a material adverse effect upon the results of the operations, the cash flow or financial condition of the Group. The pending actions and claims will be vigorously contested.

Group profit and loss account six months ended 30 June 2002	US$m*	**Six months ended 30 June 2002 £m**	Six months ended 30 June 2001 £m	Year ended 31 December 2001 £m
Turnover of the Group including its share of joint venture and associate	6,425.9	**4,216.5**	2,292.4	5,797.9
Less share of turnover of joint venture and associate	(805.0)	**(528.2)**	–	(342.7)
Group turnover	5,620.9	**3,688.3**	2,292.4	5,455.2
Group operating profit before exceptional charge	380.1	**249.4**	211.6	445.8
Exceptional charge	–	–	–	(12.3)
Group operating profit	380.1	**249.4**	211.6	433.5
Share of operating profits of joint venture and associate	7.7	**5.1**	–	1.2
Total operating profit	387.8	**254.5**	211.6	434.7
Exceptional finance charges	–	–	–	(18.5)
Interest and other finance charges	(103.6)	**(68.0)**	(38.9)	(93.5)
Total interest and other finance charges	(103.6)	**(68.0)**	(38.9)	(112.0)
Profit on ordinary activities before taxation	284.2	**186.5**	172.7	322.7
Taxation	(90.1)	**(59.1)**	(49.2)	(82.1)
Profit on ordinary activities after taxation	194.1	**127.4**	123.5	240.6
Equity minority interests	(2.9)	**(1.9)**	–	(6.1)
Profit for the financial period	191.2	**125.5**	123.5	234.5
Dividends	(87.0)	**(57.1)**	(52.9)	(164.8)
Retained profit for the period	104.2	**68.4**	70.6	69.7
Earnings per ordinary share				
Basic	29.5c	**19.4p**	20.2p	37.3p
Adjusted (a)	38.3c	**25.1p**	21.6p	46.1p
Diluted	29.4c	**19.3p**	20.1p	37.2p
Dividends per ordinary share				
Interim	13.4c	**8.8p**	8.15p	
Total for 2001				25.45p

There is no difference between the profit on ordinary activities before taxation and the retained profit for the financial period stated above and their historical cost equivalents. Turnover and operating results relate to continuing operations.

(a) Before exceptional charges and intangible asset amortisation.

*US dollar equivalents are provided for reader convenience at the 30 June 2002 exchange rate of £1:US$1.524.

Group balance sheet at 30 June 2002	US$m*	30 June 2002 £m	30 June 2001 £m	31 December 2001 £m
Fixed assets				
Intangible assets	2,106.0	**1,381.9**	364.4	1,367.5
Tangible assets	862.6	**566.0**	328.0	551.8
Investments:				
Investment in joint venture	5.0	**3.3**	–	3.4
Investment in associate	166.9	**109.5**	–	104.1
Other investments	25.6	**16.8**	2.8	18.1
	197.5	**129.6**	2.8	125.6
	3,166.1	**2,077.5**	695.2	2,044.9
Current assets				
Stocks	707.0	**463.9**	190.7	384.2
Debtors	1,206.2	**791.5**	614.8	772.0
Non-liquid investments	2.6	**1.7**	1.7	1.6
Cash and liquid investments	190.8	**125.2**	54.2	144.2
	2,106.6	**1,382.3**	861.4	1,302.0
Creditors: amounts falling due within one year				
Borrowings	(309.7)	**(203.2)**	(574.4)	(233.8)
Other	(1,452.0)	**(952.8)**	(653.2)	(933.5)
	(1,761.7)	**(1,156.0)**	(1,227.6)	(1,167.3)
Net current assets/(liabilities)	344.9	**226.3**	(366.2)	134.7
Creditors: amounts falling due after more than one year				
Borrowings	(3,657.6)	**(2,400.0)**	(711.6)	(2,335.9)
Other	(16.5)	**(10.8)**	(6.6)	(6.3)
	(3,674.1)	**(2,410.8)**	(718.2)	(2,342.2)
Provisions for liabilities and charges	(210.0)	**(137.8)**	(88.4)	(136.4)
Net liabilities	(373.1)	**(244.8)**	(477.6)	(299.0)
Capital and reserves				
Called up share capital	99.2	**65.1**	61.4	65.0
Share premium account	171.1	**112.3**	106.4	105.0
Capital redemption reserve	12.0	**7.9**	7.9	7.9
Merger reserve	223.1	**146.4**	–	146.4
Other reserve	(1,388.6)	**(911.2)**	(911.2)	(911.2)
Profit and loss account	470.5	**308.7**	257.9	264.4
Equity shareholders' funds	(412.7)	**(270.8)**	(477.6)	(322.5)
Equity minority interests	39.6	**26.0**	–	23.5
	(373.1)	**(244.8)**	(477.6)	(299.0)

*US dollar equivalents are provided for reader convenience at the 30 June 2002 exchange rate of £1:US$1.524.

Group cash flow statement
six months ended 30 June 2002

	US$m*	Six months ended 30 June 2002 £m	Six months ended 30 June 2001 £m	Year ended 31 December 2001 £m
Net cash inflow from operating activities	431.1	282.9	397.0	590.9
Dividends received from associate and joint venture	11.3	7.4	–	0.2
Returns on investments and servicing of finance	(80.8)	(53.0)	(36.2)	(88.7)
Taxation	(79.4)	(52.1)	(36.6)	(110.8)
Capital expenditure	(64.2)	(42.1)	(50.2)	(116.4)
Financial investment	1.8	1.2	(1.4)	(1.9)
Acquisitions and disposals	(7.7)	(5.1)	(1.3)	(1,154.0)
Equity cash dividends paid	(170.8)	(112.1)	(98.5)	(151.2)
Net cash inflow/(outflow) before management of liquid resources and financing	41.3	27.1	172.8	(1,031.9)
Management of liquid resources	(0.5)	(0.3)	(5.0)	13.1
(Decrease)/increase in debt	(103.9)	(68.2)	(155.4)	843.5
Issue of ordinary shares	0.6	0.4	0.2	148.1
Financing	(103.3)	(67.8)	(155.2)	991.6
(Decrease)/increase in net cash in the period	(62.5)	(41.0)	12.6	(27.2)

Reconciliation of movements in equity shareholders' funds
six months ended 30 June 2002

	US$m*	Six months ended 30 June 2002 £m	Six months ended 30 June 2001 £m	Year ended 31 December 2001 £m
Profit for the financial period	191.2	125.5	123.5	234.5
Dividends	(87.0)	(57.1)	(52.9)	(164.8)
Exchange adjustments on foreign currency net investments	(29.7)	(19.5)	0.9	8.7
Amounts deducted from profit and loss reserve in respect of shares issued to the QUEST	(7.0)	(4.6)	(0.2)	(0.6)
Issue of ordinary shares	11.3	7.4	0.6	149.2
Net increase in equity shareholders' funds	78.8	51.7	71.9	227.0
Opening equity shareholders' funds	(491.5)	(322.5)	(549.5)	(549.5)
Closing equity shareholders' funds	(412.7)	(270.8)	(477.6)	(322.5)

*US dollar equivalents are provided for reader convenience at the 30 June 2002 exchange rate of £1:US$1.524.

Reconciliation of operating profit to net cash flow from operating activities
six months ended 30 June 2002

	US$m*	Six months ended 30 June 2002 £m	Six months ended 30 June 2001 £m	Year ended 31 December 2001 £m
Group operating profit	380.1	**249.4**	211.6	433.5
Exceptional charge	–	**–**	–	12.3
Depreciation of tangible fixed assets	53.6	**35.2**	19.3	50.4
Amortisation of intangible fixed assets	52.7	**34.6**	8.5	32.0
Amortisation of other fixed assets	0.9	**0.6**	0.8	0.8
(Profit)/loss on sale of tangible fixed assets	(2.0)	**(1.3)**	0.8	2.6
Loss on sale of fixed asset investments	0.2	**0.1**	–	0.6
Increase in debtors	(19.5)	**(12.8)**	(22.5)	(51.8)
(Increase)/decrease in stocks	(103.9)	**(68.2)**	77.1	51.1
Increase in creditors and provisions	69.0	**45.3**	101.4	59.4
Net cash inflow from operating activities	431.1	**282.9**	397.0	590.9

Reconciliation of net cash flow to movement in net debt
six months ended 30 June 2002

	US$m*	Six months ended 30 June 2002 £m	Six months ended 30 June 2001 £m	Year ended 31 December 2001 £m
Decrease/increase in net cash in the period	(62.5)	**(41.0)**	12.6	(27.2)
Increase/(decrease) in liquid resources	0.5	**0.3**	5.0	(13.1)
Decrease/(increase) in debt	103.9	**68.2**	155.4	(843.5)
Change in net debt resulting from cash flows	41.9	**27.5**	173.0	(883.8)
Exchange adjustments	(121.9)	**(80.0)**	(1.0)	15.3
Current asset investments acquired with subsidiary	–	**–**	–	22.6
Loans acquired with subsidiary	–	**–**	–	(175.8)
Movement in net debt in the period	(80.0)	**(52.5)**	172.0	(1,021.7)
Opening net debt	(3,696.5)	**(2,425.5)**	(1,403.8)	(1,403.8)
Closing net debt	(3,776.5)	**(2,478.0)**	(1,231.8)	(2,425.5)

*US dollar equivalents are provided for reader convenience at the 30 June 2002 exchange rate of £1:US$1.524.

Segmental information (by destination)
six months ended 30 June 2002

	US$m*	Six months ended 30 June 2002 £m	Six months ended 30 June 2001 £m	Year ended 31 December 2001 £m
Total turnover				
UK	2,893.4	**1,898.6**	1,836.3	3,714.1
Continental Europe	2,979.1	**1,954.8**	133.1	1,381.8
CIS	231.5	**151.9**	117.1	264.2
Rest of World	321.9	**211.2**	205.9	437.8
	6,425.9	**4,216.5**	2,292.4	5,797.9
Duty				
UK	2,398.3	**1,573.7**	1,524.5	3,080.3
Continental Europe	1,158.9	**760.4**	57.5	636.0
CIS	33.8	**22.2**	16.3	35.3
Rest of World	244.5	**160.4**	155.4	330.5
	3,835.5	**2,516.7**	1,753.7	4,082.1
Total operating profit				
UK				
– before amortisation of intangible assets	226.3	**148.5**	154.9	306.6
– amortisation of intangible assets	(1.2)	**(0.8)**	(0.8)	(1.6)
	225.1	**147.7**	154.1	305.0
Continental Europe				
– before amortisation of intangible assets	159.7	**104.8**	30.1	96.5
– amortisation of intangible assets	(47.4)	**(31.1)**	(2.7)	(21.6)
	112.3	**73.7**	27.4	74.9
CIS				
– before amortisation of intangible assets	28.5	**18.7**	14.0	30.0
– amortisation of intangible assets	(7.6)	**(5.0)**	(5.0)	(10.1)
	20.9	**13.7**	9.0	19.9
Rest of World				
– before amortisation of intangible assets and exceptional charge	29.5	**19.4**	21.1	47.2
– amortisation of intangible assets	–	**–**	–	–
– exceptional charge	–	**–**	–	(12.3)
	29.5	**19.4**	21.1	34.9
Total				
– before amortisation of intangible assets and exceptional charge	444.0	**291.4**	220.1	480.3
– amortisation of intangible assets	(56.2)	**(36.9)**	(8.5)	(33.3)
– exceptional charge	–	**–**	–	(12.3)
	387.8	**254.5**	211.6	434.7

*US dollar equivalents are provided for reader convenience at the 30 June 2002 exchange rate of £1:US$1.524.

Segmental information (by destination) (continued) six months ended 30 June 2002	*US$m**	**Six months ended 30 June 2002 £m**	Six months ended 30 June 2001 £m	Year ended 31 December 2001 £m
Acquisition				
Within the Continental Europe segment, Austria Tabak contributed the following amounts:				
Total turnover	*2,725.4*	**1,788.3**	–	1,113.7
Duty	*1,019.6*	**669.0**	–	512.1
Total operating profit				
– before amortisation of intangible assets	*109.7*	**72.0**	–	40.2
– amortisation of intangible assets	*(43.1)*	**(28.3)**	–	(16.1)
	66.6	**43.7**	–	24.1

*US dollar equivalents are provided for reader convenience at the 30 June 2002 exchange rate of £1:US$1.524.

Notes to the interim statements

1. Basis of preparation of the accounts

The interim report has been prepared using accounting policies consistent with those of Gallaher Group Plc for the year ended 31 December 2001, other than to apply Financial Reporting Standard ("FRS") 19 (Deferred Taxation) for the first time in 2002. The adoption of this FRS has not had a material impact on the Interim Statements and no prior year adjustments have been necessary. The accounts for the six months to 30 June 2002, and those for the comparative period, are unaudited, but have been reviewed by the Auditors. The review report of the Auditors follows the notes to the Interim Statements. The figures for the year ended 31 December 2001 are an abridged version of the Group's published financial statements for that year which contain an unqualified audit report and which have been filed with the registrar of companies.

The Group recently restructured its Continental European and CIS businesses. Consequently, the Group's International segmental analysis has been expanded to reflect this operational restructuring. The comparatives have been restated accordingly.

2. Taxation

The tax charges have been calculated using a forecast of the effective tax rate for each full year, adjusted for the effect of significant events arising in each six month period.

3. Earnings per share

Basic and adjusted earnings per ordinary share are calculated using the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share have been calculated by taking into account the weighted average number of shares that would be issued on conversion into ordinary shares of options held under the employee sharesave scheme.

	Six months ended 30 June 2002 £m	Six months ended 30 June 2001 £m	Year ended 31 December 2001 £m
Earnings (pence):			
Basic	**19.4**	20.2	37.3
Adjustment for exceptional charge (net of tax at 30%)	**–**	–	1.4
Adjustment for exceptional finance charges (net of tax at 30%)	**–**	–	2.1
Adjustment for intangible asset amortisation	**5.7**	1.4	5.3
Adjusted	**25.1**	21.6	46.1
Earnings (£m):			
Basic	**125.5**	123.5	234.5
Adjustment for exceptional charge (net of tax at 30%)	**–**	–	8.6
Adjustment for exceptional finance charges (net of tax at 30%)	**–**	–	13.0
Adjustment for intangible asset amortisation	**36.9**	8.5	33.3
Adjusted	**162.4**	132.0	289.4

3. Earnings per share (continued)

	Six months ended 30 June 2002	Six months ended 30 June 2001	Year ended 31 December 2001
Weighted average number of shares:			
Ordinary shares in issue	**649,904,123**	613,535,247	630,119,372
Shares held by employee share trusts	**(2,010,819)**	(1,997,012)	(2,102,972)
Shares used in the calculation of basic and adjusted earnings per share	**647,893,304**	611,538,235	628,016,400
Potentially dilutive share options	**2,476,610**	1,812,681	1,879,377
Shares used in the calculation of diluted earnings per share	**650,369,914**	613,350,916	629,895,777

4. Contingent liabilities

In Saudi Arabia, a former distributor of Gallaher International Limited began a mediation process in 2001 against American Tobacco Company, British American Tobacco and Gallaher International, related to the termination of a distribution agreement in October 1995 and claiming damages of US$39,750,000. At a mediation hearing in June 2001 Gallaher rejected the claim against it in its entirety, indicating that any proceedings would be vigorously resisted. That position was subsequently confirmed in writing in July 2001. Gallaher has received no further communication from the mediator since then.

Independent Review Report to Gallaher Group Plc

Introduction We have been instructed by the Company to review the financial information set out on pages 18 to 25. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with the United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2002.

PricewaterhouseCoopers
Chartered Accountants
London
3 September 2002

Notes:
a. The maintenance and integrity of the Gallaher Group Plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.

b. Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

Differences between UK and US generally accepted accounting principles

The Group prepares its financial statements in accordance with generally accepted accounting principles in the United Kingdom ("UK GAAP") which differ from those generally accepted in the United States ("US GAAP"). The following statements summarise the adjustments which reconcile profit on ordinary activities after taxation and equity shareholders' funds under UK GAAP to the amounts which would have been reported had US GAAP been applied in respect of the six months ended 30 June 2002.

	Notes	2002 $m*	2002 £m
Profit for the six months ended 30 June 2002			
Profit for the six months ended 30 June 2002 as reported in the Group profit and loss account under UK GAAP		191.3	125.5
Pension costs	(a)	1.9	1.3
Capitalised interest	(b)	0.6	0.4
Shares held by the employee benefit trust	(c)	(4.7)	(3.1)
Savings related share option scheme	(d)	(0.6)	(0.4)
Debt facility arrangement fees	(e)	(1.2)	(0.8)
Mark to market adjustments on derivatives	(e)	(7.2)	(4.7)
Goodwill amortisation	(g)	46.8	30.7
Deferred taxes on intangible assets	(g)	5.5	3.6
Intangible asset amortisation	(g)	(17.1)	(11.2)
Deferred taxation on adjustments		1.7	1.1
Net income under US GAAP		217.0	142.4

	Notes	2002 $m*	2002 £m
Equity shareholders' funds			
Equity shareholders' funds as reported in the Group balance sheet under UK GAAP		(412.1)	(270.5)
Pension costs	(a)	178.7	117.3
Capitalised interest	(b)	5.6	3.7
Shares held by the employee benefit trust	(c)	(5.2)	(3.4)
Mark to market adjustments on derivatives	(e)	(21.6)	(14.2)
Debt facility arrangement fees	(f)	9.3	6.1
Goodwill	(g)	48.5	31.8
Intangible asset amortisation	(g)	(26.4)	(17.3)
Deferred taxes on intangible assets	(g)	5.5	3.6
Deferred taxation on adjustments		(42.5)	(27.9)
Proposed dividend	(h)	87.0	57.1
Equity shareholders' funds under US GAAP		(173.2)	(113.7)

*US dollar equivalents are provided for reader convenience at the 30 June 2002 exchange rate of £1:US$1.524.

**Each ADS represents four ordinary shares.

Differences between UK and US generally accepted accounting principles (continued)

Notes

a. **Pension costs** Under UK GAAP, pension costs are determined in accordance with the UK Statement of Standard Accounting Practice ("SSAP") 24, with costs being expensed over employees' working lives. Under US GAAP, pension costs are determined in accordance with the requirements of the Statements of Financial Accounting Standards ("FAS") 87 and 88. US GAAP requires valuation of plan assets and obligations to be based on the fair value of plan assets and assumed discount rates in measurement of plan objectives. UK GAAP requires valuation to be based on actuarial long-term assumptions of both liabilities and the expected rate of return on assets.

b. **Capitalised interest** Under US GAAP, interest incurred as part of the cost of constructing fixed assets is capitalised and amortised over the lives of the qualifying assets in accordance with FAS 34. In accordance with common UK practice, Gallaher does not capitalise such interest in its financial statements.

c. **Shares held by the employee benefit trust ("EBT")** Under UK GAAP, shares of the Company held by the EBT to satisfy rights to shares arising from Gallaher's long-term share incentive plans are recorded at cost as fixed asset investments and amortised over a period of three years, after which the share awards are expected to vest. Under US GAAP, these shares are recorded at cost and reflected as a deduction from shareholders' funds. In addition, under US GAAP, the estimated fair value of the benefits accruing to individuals during the period from share awards is charged to the income statement.

d. **Savings related share option scheme** Under UK GAAP, the Company is not required to charge to the profit and loss account any benefits accruing to individuals under its savings related share option scheme. Under US GAAP, the difference between the share price at the date of the option grant and the option exercise price, must be charged to the income statement over the option period, being three, five or seven years.

e. **Derivative financial instruments** Under UK GAAP, derivative financial instruments that reduce exposures on anticipated future transactions may be accounted for using hedge accounting. FAS 133 requires that all derivatives be recorded on the balance sheet at fair value and changes in the fair values be recognised immediately in earnings where specific hedge accounting criteria are not met. The Group has decided not to satisfy the FAS 133 requirements to achieve hedge accounting, where permitted, and recorded an unrealised loss of £7.3m in equity shareholders' funds upon adoption of the standard. As a result of this reserves movement the charge included under the heading "Mark to market adjustments on derivatives" arises from the marking to market of derivative instruments and the amortisation of the unrealised loss through earnings in accordance with the standard.

f. **Debt facility arrangement fees** Under UK GAAP, debt facility arrangement fees are expensed as incurred when the expected timing and quantum of drawdown is uncertain. Under US GAAP these fees are capitalised and amortised over the facility term, regardless of expectation of drawdown.

g. **Business Combinations and goodwill** Both UK and US GAAP require purchase consideration to be allocated to the net assets acquired at their fair value on the date of acquisition. Under UK GAAP, goodwill arising, and separately identifiable and separable intangible assets acquired on acquisition are capitalised and amortised over their estimated useful lives.

Under US GAAP goodwill arising and identifiable intangible assets have been capitalised in accordance with FAS 141 "Business Combinations". The identifiable intangible assets are being amortised over their estimated useful lives. In accordance with FAS 142 "Goodwill and other Intangible assets" goodwill is no longer amortised. We have tested the goodwill for impairment at the beginning of the fiscal year 2002 per the transitional provisions of FAS 142 and determined that no goodwill impairment exists.

h. **Ordinary dividends** Under UK GAAP, ordinary dividends are provided in the financial statements in the period in which they are proposed by the Board for approval by the shareholders. Under US GAAP, dividends are not provided for until declared.

Cautionary statement

This announcement includes "forward-looking statements" within the meaning of the US Federal Securities laws. All statements other than statements of historical fact included in this announcement, including, without limitation, statements regarding Gallaher's future financial position, strategy, projected sales, costs and results, plans, litigation outcomes and timetables, the successful integration of Austria Tabak into our group, and objectives of management for future operations, may be deemed to be forward-looking statements. Although Gallaher believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Important factors could cause actual results to differ materially from Gallaher's expectations including, without limitation, changes in general economic conditions, foreign exchange rate fluctuation, competitive product and pricing pressures, the impact of excise tax increases, regulatory developments, the uncertainties of litigation, difficulties in completing and integrating acquisitions and production or distribution disruptions, as well as other uncertainties detailed from time to time in Gallaher's filings with the US Securities and Exchange Commission. The risks included here are not exhaustive. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

Investors should also be aware that while we do, from time to time, communicate with securities analysts, it is against our policy to disclose to them any material non-public information or other confidential commercial information. Accordingly, investors should not assume that we agree with any statement or report issued by any analyst irrespective of the content of the statement or report. Furthermore, we have a policy against issuing or confirming financial forecasts or projections issued by others. Thus, to the extent that reports issued by securities analysts contain any projections, forecasts or opinions, such reports are not our responsibility.

Definitions

The terms "Gallaher" and "Group" refer to Gallaher Group Plc and its subsidiaries. The term "Liggett-Ducat" refers to the Liggett-Ducat group of companies. The term "Austria Tabak" refers to Austria Tabak Aktiengesellschaft. The term "ATG" refers to Tobaccoland Automatengesellschaft mbH & Co KG. The term Lekkerland-Tobaccoland refers to Lekkerland-Tobaccoland GmbH & Co KG. The term "TOBA" refers to Tobaccoland Austria (Tobaccoland Handels GmbH).

Dividend

The Board has declared an interim dividend of 8.8p per share (net), an increase of 8% over the 2001 interim dividend of 8.15p (net). This dividend will be paid on 19 November 2002, to all shareholders on the register at close of business on 13 September 2002. For ADS holders, The Bank of New York will convert the 35.2p (net) ADS dividend into US dollars, and distribute it to ADS holders on 29 November 2002.

Shareholder information

Dividend Reinvestment Plan ("DRIP") Gallaher has DRIPs for shareholders, to enable them to reinvest their cash dividend in existing shares in the Company. For ordinary shareholders, the Plan, which enables shares to be bought on the London Stock Exchange at favourable transaction costs, is administered by the Company's Registrar, Capita IRG. The Bank of New York administers the DRIP, Global BuyDirect, for ADR holders. Further information may be obtained from Capita IRG, The Bank of New York, or the Investor Relations section on the Gallaher Group Plc website (www.gallaher-group.com/ir/index.htm).

Individual Savings Accounts ("ISAs") Gallaher has introduced a Corporate sponsored ISA through the Share Centre, an independent stockbroker, regulated by the Financial Services Authority ("FSA") and a member of the London Stock Exchange. Further information may be obtained from The Share Centre, or the Investor Relations section on the Gallaher Group Plc website (www.gallaher-group.com/ir/index.htm).

Share dealing Gallaher has arranged a low cost share dealing facility through The Share Centre, regulated by the FSA and a member of the London Stock Exchange, under which existing and new shareholders may buy or sell Gallaher ordinary shares at 0.5% commission. There is a minimum charge of £2.50 for purchases and a minimum charge of £7.50 for sales. Further information may be obtained from The Share Centre, or the Investor Relations section on the Gallaher Group Plc website (www.gallaher-group.com/ir/index.htm).

The publication of the information regarding the Gallaher Corporate ISA and share dealing facility has been approved for the purposes of Section 57 of the Financial Services Act 1986, by The Share Centre Limited, regulated by the FSA. This service may not be suitable for every investor and if in doubt you should contact a financial advisor. Share prices, values and income can go down as well as up and investors may get back less than their initial investment.

The Share Centre
PO Box 2000
Oxford House
Oxford Road
Aylesbury
Bucks HP21 8ZB
Freephone: 0800 800008

Enquiries

Registered office
Gallaher Group Plc
Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
United Kingdom
Tel: 01932 859777
Fax: 01932 832792
www.gallaher-group.com

Registrar
Capita IRG Plc
Bourne House
34 Beckenham Road
Beckenham
Kent BR3 4TU
United Kingdom
Tel: 020 8650 4866

ADR Depositary Bank
The Bank of New York
Shareholder Relations
PO Box 11258
Church Street Station
New York
NY 10286-1258
United States of America
Tel: (1-888) BNY ADRS

US Investor Relations
Taylor Rafferty Associates, Inc.
205 Lexington Avenue
7th Floor
New York, NY 10016
United States of America
Tel: (212) 889 4350
Fax: (212) 683 2614

Enquiries concerning holdings of ordinary shares and ADSs, including changes in address and other details, should be addressed to the Registrar for ordinary shares and to the ADR Depositary Bank for ADSs.

A copy of this report has been sent to each shareholder. For further copies, or information on Gallaher, please contact the registered office or, in the US, Taylor Rafferty Associates.

Stockbrokers
Dresdner Kleinwort
Wasserstein
20 Fenchurch Street
London EC3P 3DB

Merchant Bankers
Dresdner Kleinwort
Wasserstein
20 Fenchurch Street
London EC3P 3DB

Auditors
PricewaterhouseCoopers
1 Embankment Place
London WC2N 6RH

Solicitors
Simmons & Simmons
Citypoint
One Ropemaker Street
London EC2Y 9SS


16.2%, and the Board has
declared an interim dividend
>Up
FULL FLAVOUR
LEVEL
Tobak skadar din hälsa allvarligt



>Alliance

Benson & Hedges Red
Gallaher has formed three new joint ventures this year – in Malaysia, Russia and Europe – acquired a Swedish snuff manufacturer, and signed a formal co-operative letter of intent – and formed a joint project team – with the CNTC to prepare for dual contract manufacture and distribution agreements in China and Russia.